Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél. : + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél. : + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tél. : + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 29, 2009
Jacques Maigné appointed Chairman and Chief Executive Officer of Hutchinson

Jacques Maigné, 54, appointed Chairman and Chief Executive Officer of Hutchinson succeeding Pierre-Christian Clout.
Mr. Maigné joined Paulstra, a Hutchinson subsidiary and the European leader in the anti-vibration sector, as Vice President, Sales and Marketing for anti-vibration solutions for industry, in 1989. In 1991, he moved on to head the Industrial Fluid Transfer team, whose portfolio of products is essentially intended for the defense and road transportation markets. In 1994, he was named Senior Vice President, Aerospace Anti-Vibration Solutions France. Then, from 2001 until his latest appointment, Jacques Maigné served as Corporate Vice President, Aerospace and Industry at Hutchinson, which supplies aerospace equipment under the Hutchinson Aerospace brand.
Hutchinson is a chemicals subsidiary of Total specialized in sealing systems, fluid transfer systems, vibration, acoustic and thermal insulation, and transmission and mobility systems. Its operations primarily concern the air, sea and land transportation sector. Industry is also one of its areas of expertise. Hutchinson is present in 22 countries, operates 90 sites and employs some 23,000 people.
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Total is a leading global oil and gas company with operations in more than 130 countries. Its 97,000 employees put their expertise to work across the industry, from oil and natural gas exploration and production to refining and marketing to gas, power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. It is also a world-class chemical producer. www.total.com